Filed by Alkermes, Inc. pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Reliant Pharmaceuticals, LLC

Commission File No.: 132-02240

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed Alkermes/Reliant merger, a joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Alkermes with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Alkermes by calling Alkermes at (617) 494-0171 and on the Alkermes website at www.alkermes.com.

Alkermes and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its shareholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Alkermes shareholders in connection with the proposed Alkermes/Reliant merger is set forth in Alkermes’ proxy statement for its 2001 annual meeting, dated June 22, 2001 and filed with the SEC on June 28, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Corporate Overview James Frates, CFO NASDAQ Life Sciences Forum April 2002 COPYRIGHT © 2002 ALKERMES, INC.

Certain statements in the presentations today may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Alkermes believes that such statements are based on reasonable assumptions within the bounds of its knowledge of its business and operations there are a number of factors that may cause actual results to differ from these statements. For instance, there can be no assurance that: (i) Alkermes shareholders will approve the merger with Reliant Pharmaceuticals, LLC ("Reliant") or the other closing conditions will be satisfied, (ii) Alkermes' and Reliant's businesses will be integrated successfully or that planned synergies will be achieved; (iii) Alkermes' product candidates will be approved by the FDA, or if approved, be commercialized successfully, (iv) clinical trials of Alkermes' product candidates will begin as planned or be successful or completed on a timely basis, if at all and (v) Alkermes or its partners will continue development of any product candidate to the point of receiving marketing approval from regulatory authorities. For additional factors that could cause actual results to differ from expectations, reference is made to the reports filed by Alkermes with the Securities and Exchange Commission under the Securities Act of 1934, as amended.

Alkermes

Overview

COPYRIGHT © 2002 ALKERMES, INC.

Overview

Overview

Alkermes is building a pharmaceutical company using advanced drug delivery as a springboard
Leadership position with multiple platforms for delivering small molecules and proteins by injection and inhalation
Technologies are increasingly proven with products at all stages of development:
Marketed, in registration, Phase I-III clinical trials, pre-clinical development

Overview

Large and growing pipeline
11 products in clinical trials
Partnered and proprietary
Extensive product development activities yield strong drug development, clinical, regulatory and manufacturing capabilities

Alkermes

Business Plan Progression

Reliant Pharmaceuticals

Vivitrex™

Undisclosed Candidates

Nutropin Depot®

Risperdal Consta®

AIR™ Insulin

AIR™ hGH

AIR™ Respiratory products

r-hFSH

AC2993 - LAR

Injectable SR: ProLease® Medisorb®

Pulmonary: AIR™

COPYRIGHT © 2002 ALKERMES, INC.

First Commercial Products

Collaborations Building Expertise
and Pipeline

Formulation Science / Product Development

Sales and Marketing

Proprietary Products

Genentech

Janssen Pharmaceutica

Eli Lilly

Eli Lilly

Serono

Amylin

GSK

Pulmonary: AIRTM

Injectable SR: ProLease®
Medisorb®

Undisclosed Candidates

AIRTM Insulin

AIRTM hGH

r-hFSH

AC2993 - LAR

AIRTM Respiratory products

Reliant Pharmaceuticals

Nutropin Depot®

Risperdal Consta®

Business Plan Progression

Alkermes

Alkermes/Reliant Merger

COPYRIGHT © 2002 ALKERMES, INC.

Alkermes/Reliant Merger COPYRIGHT © 2002 ALKERMES, INC.

Alkermes/Reliant Merger

Building a fully integrated pharmaceutical company with a large and advancing pipeline of partnered and proprietary products
Fully deployed 750-person sales force currently marketing three products to U.S. primary care physicians
Total Revenues > $275MM in 2001
Key access to the primary care physicians as Vivitrex approaches the market

Alkermes/Reliant Merger

Synergistic drug development program
Reliant's focus on improved formulations of currently marketed products
Alkermes' expertise in drug delivery technologies
Combined company represents an attractive partnering entity for additional products

4 commercialized products representing large market opportunities
17 programs in clinical development
5 programs in late-stage development
Well-established marketing and sales infrastructure with access to U.S. primary care physicians
Expanding pipeline of proprietary products
Partnered products provide a royalty stream to support high-value internal development programs
Leadership position with multiple platforms for delivering small molecules and proteins

Alkermes/Reliant Merger
Combined Company Profile

Merged company will retain Alkermes' name
Headquarters in Cambridge, MA
Corporate governance
Richard F. Pops to remain CEO of Alkermes
Joseph J. Krivulka to continue as President of Reliant
Alkermes 7-member BOD expanded to include 4 Reliant representatives
Fred Craves, Bay City Capital, LLC
Mark Hoplamazian, The Pritzker Organization, LLC
Joe Krivulka, Reliant
Tom Pritzker, The Pritzker Organization, LLC

Alkermes/Reliant Merger
Combined Company Profile

Alkermes

Combined Pipeline

CANDIDATE
PHASE I
PHASE II
PHASE III
NDA
MARKET
Lescol/Lescol XL
Nutropin Depot® - pediatric hGH
DynaCirc/DynaCirc CR
Axid
Risperdal Consta™
Propranolol CR
Vivitrex™
Nutropin Depot® - adult hGH
MIV-606
AIR™ Long-acting Albuterol
AIR™ Insulin
ALKS Proprietary
ProLease® r-hFSH
AIR™ hGH
AIR™ Respiratory products
Medisorb® Exendin AC2993
Commercialized product
Collaborative product
Proprietary product

COPYRIGHT ©2002 ALKERMES, INC.

Combined Pipeline

Commercialized product
Collaborative product

Proprietary product

CANDIDATE  PHASE I  PHASE II  PHASE III  NDA   MARKET

Risperdal ConstaTM

Nutropin Depot® - adult hGH

AIRTM Respiratory products

AIRTM hGH

ProLease® r-hFSH

Medisorb® Exendin AC2993

AIRTM Insulin

ALKS Proprietary

VivitrexTM

MIV-606

Propranolol CR

AIRTM Long-acting Albuterol

Merger Terms Tax-free exchange Reliant shareholders receive approximately 31% of ALKS outstanding stock Based on ALKS March 20, 2002, closing price of $30.05, transaction is valued at $934 MM

Alkermes

Drug Delivery Science

COPYRIGHT © 2002 ALKERMES, INC.

COPYRIGHT © 2002 ALKERMES, INC. Drug Delivery Science

Injectable Sustained Release

ProLease® / Medisorb®
Polymeric microsphere-based systems
ProLease®: large molecules
Medisorb®: small molecules
Utilize biocompatible, biodegradable polymers
For subcutaneous or intra-muscular injection
Substantial clinical and regulatory experience

© Alkermes, Inc. 2001

1.5 mL
pH 5.8-7.2 DO NOT
ALK LOT: L03A9
Nutropin
Manufactured for:
Genentech, Inc.
So. San Francisco, CA
94080-4990

© Alkermes, Inc. 2001

© Alkermes, Inc. 2001

Pulmonary AIRTM Light, porous particles (> 5-30 microns) Advantages based on: Simple device High dose Efficiency Sustained release Applied to small and large molecules, lung and systemic delivery

Low Cohesion Forces Achieved by large, surface porous particles

AIRTM Inhaler 7 injection molded parts Simple assembly process Large production capacity Easy to Manufacture, Easy to Assemble, Low Cost Inhaler

Product Development

COPYRIGHT © 2002 ALKERMES, INC.

Product Development COPYRIGHT © 2002 ALKERMES, INC.

Combined Pipeline

Commercialized product
Collaborative product

Proprietary product

CANDIDATE  PHASE I  PHASE II  PHASE III  NDA   MARKET

Risperdal ConstaTM

Nutropin Depot® - adult hGH

AIRTM Respiratory products

AIRTM hGH

ProLease® r-hFSH

Medisorb® Exendin AC2993

AIRTM Insulin

ALKS Proprietary

VivitrexTM

MIV-606

Propranolol CR

AIRTM Long-acting Albuterol

Lescol

Alkermes

Lescol® Overview

Product/Category:	Fluvastatin – IR & XL HMG-CoA reductase inhibitors (Statin)
Indication:	Hyperlipidemia or management of cholesterol
Deal/Term:	5-year promotion agreement with Novartis (extendable to 2009) signed 11/00
2001 U.S. Statin Market:	$11.3 billion, up 24% vs. a 26% gain for 2000
2001 Lescol Brand Sales:	$228 million, up 15% vs. an 18% decline for 2000
Patent Life:	Fluvastatin composition of matter to 2011

COPYRIGHT © 2002 ALKERMES, INC.

Lescol® Overview

Fluvastatin composition of matter to 2011

Patent Life:

$228 million, up 15% vs. an 18% decline for 2000

2001 Lescol Brand Sales:

$11.3 billion, up 24% vs. a 26% gain for 2000

2001 U.S. Statin Market:

5-year promotion agreement with Novartis (extendable to 2009) signed 11/00

Deal/Term:

Hyperlipidemia or management of cholesterol

Indication:

Fluvastatin - IR & XL HMG-CoA reductase inhibitors (Statin)

Product/Category:

Lescol® XL Significant Events

Gel matrix formulation provides better efficacy
New treatment guidelines expand eligible patient population
Withdrawal of Baycol puts focus on safety
Lescol has best statin safety profile
Recent release of favorable outcomes data

Lescol® XL Profile

Gel matrix formulation
Provides gradual and sustained delivery
Increases hepatic availability and effect on LDL-C, HDL-C and TGs vs. Lescol 40 mg
Sustained delivery reduces systemic exposure
No active metabolites present systemically

Alkermes

Lescol XL Efficacy

30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+ 20%
Increase at week 24 at 75th percentile
(in patients with TGs>200 mg/dL; n=239)
HDL-C
LDL-C
TGs
Median decrease at week 24 (in patients with TGs>200 mg/dL; n=239)
- 25%
Median decrease at week 4
(in all patients; n=748)
- 38%

COPYRIGHT © 2002 ALKERMES, INC.

Lescol XL Efficacy

Median decrease at week 4
(in all patients; n=748)

LDL-C

- 38%

+ 20%

- 25%

TGs

HDL-C

LESCOL XL provides enhanced efficacy across the lipid triad - LDL, HDL and TG's.

Median decrease at week 24 (in patients with TGs>200 mg/dL;
n=239)

Increase at week 24 at 75th percentile
(in patients with TGs>200 mg/dL; n=239)

Systemic Statin Exposure Increases Health Risks for Patients

Most statin side effects linked to systemic exposure
Myalgias (muscle pain)
Myopathy/rhabdomyolysis: muscle degradation associated with elevated CPK
Headache
Dermatologic rash
Flu-like symptoms

Lescol XL Safety

The Baycol withdrawal highlighted the risks associated with systemic statin exposure

Alkermes

Lescol XL Safety

Statin-Associated Rhabdomyolysis
10/97 to 12/00
(Cases per million Rx's)
Statin-Associated Rhabdomyolysis Deaths
10/97 to 12/00
(Deaths per million Rx's)
0.46
0.75
1.65
2.66
2.86
55.1
Lescol
Lipitor
Pravachol
Mevacor
Zocor
Baycol
0
0.11
0.37
0.42
0.46
2.85
Lescol
Lipitor
Zocor
Mevacor
Pravachol
Baycol

COPYRIGHT © 2002 ALKERMES, INC.

Lescol's has the lowest rate of rhabdomyolysis and no related deaths

Source: FDA and Public Citizen Petition dated August 20, 2001

Statin-Associated Rhabdomyolysis
10/97 to 12/00
(Cases per million Rx's)

Statin-Associated Rhabdomyolysis Deaths
10/97 to 12/00
(Deaths per million Rx's)

Lescol XL Safety

Lescol Outcomes Data

Lescol Intervention Prevention Study presented at ACC-March 20, 2002:
4-yr, placebo-controlled study of 1677 patients undergoing first angioplasty
Reduced the risk of cardiac events by 22%
Reduced the risk of serious cardiac events in higher risk patients with diabetes and with multi-vessel disease by 47% and 34%, respectively
Underscored Lescol's safety profile with no significant elevations of CPK, an indicator of muscle breakdown
The only statin study with prospective data showing benefits in these patient types

In the rapidly expanding market for lipid management, Lescol XL is ideally positioned to provide:

Lescol XL Positioning

Effective control of all lipid parameters in the majority of patients requiring statin therapy
The best safety profile in the class
Reduces the risk of major post-angioplasty cardiac events

Alkermes

DynaCirc

COPYRIGHT © 2002 ALKERMES, INC.

DynaCirc

Alkermes

DynaCirc® Overview

Product/Category:	Isradipine – IR & CR dihydropyridine calcium channel blockers (CCB)
Indication:	Hypertension
Deal/Term:	30 month license from Novartis signed in July 2000 with option to purchase in 2002
2001 U.S. CCB Market:	$4.6 billion, up 1% vs. a 2% decline for 2000
2001 DynaCirc Brand Sales:	$32 million, down 7% vs. a 15% decline for 2000
Patent Life:	Isradipine composition of matter to August 2003; CR formulation patents to 2007/08

COPYRIGHT © 2002 ALKERMES, INC.

DynaCirc® Overview

Isradipine composition of matter to August 2003; CR formulation patents to 2007/08

Patent Life:

$32 million, down 7% vs. a 15% decline for 2000

2001 DynaCirc Brand Sales:

$4.6 billion, up 1% vs. a 2% decline for 2000

2001 U.S. CCB Market:

30 month license from Novartis signed in July 2000 with option to purchase in 2002

Deal/Term:

Hypertension

Indication:

Isradipine - IR & CR dihydropyridine calcium channel blockers (CCB)

Product/Category:

Alkermes

Competitive Profile

DynaCirc CR vs. Norvasc®	Disadvantaged	Equal	Advantaged
Demonstrated 24 hour antihypertensive control		●	
Demonstrated antianginal control	●		
Favorable cardiovascular effects			●
Favorable renal effects			●
Safe & well-tolerated		●	
Well-suited for a wide-range of patients		●	

COPYRIGHT © 2002 ALKERMES, INC.

Favorable
cardiovascular effects

DynaCirc CR vs. Norvasc®

Demonstrated 24 hour
antihypertensive control

Demonstrated
antianginal control

Favorable renal effects

Safe &well-tolerated

Well-suited for a
wide-range of patients

Disadvantaged

Equal

Advantaged

Competitive Profile

DynaCirc CR provides:
Reliable, consistent 24-hour blood pressure control - exceptional trough-to-peak ratio
Decreased vascular resistance while maintaining cardiac output
Favorable effects on renal function
Excellent safety profile &tolerability
No clinically significant drug-drug interactions

DynaCirc CR Positioning

Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIRTM Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Respiratory Products
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

Product Development and Progress

Nutropin Depot®
Risperdal ConstaTM
VivitrexTM
AIRTM Long-Acting Albuterol
Prolease® r-hFSH
AIRTM Insulin
Medisorb® Exendin AC2993
AIRTM Respiratory Products
AIRTM hGH
ALKS Proprietary Products

Alkermes

Risperdal Consta™

JANSSEN PHARMACEUTICA + RESEARCH FOUNDATION

COPYRIGHT © 2002 ALKERMES, INC.

Risperdal ConstaTM Indication Schizophrenia Need First long-acting atypical antipsychotic Increase compliance through sustained release injection Technology Medisorb® IM injection every two weeks

Alkermes

Risperdal Consta™ Status

JANSSEN PHARMACEUTICA RESEARCH FOUNDATION

COPYRIGHT © 2002 ALKERMES, INC.

Risperdal ConstaTM Status

Phase III studies completed
Positive data presented at WWSR
in February
NDA filed
August 31, 2001
Large-scale GMP manufacturing facility
in place
Wilmington, OH
Manufacturing collaboration expanded
October 2001

Risperdal ConstaTM Manufacturing

Existing facility
Large scale, GMP microsphere production
plant
Utilizing aseptic methods for injectable
products
Support launch and meet initial demand
New facility
Increase manufacturing capacity to meet projected demand
Guaranteed funding from Janssen

ADMINISTRATION
LABORATORY
EXISTING FACILITY
QA/QC ADMIN.
SHELLED SPACE
INSPECTION/PACKAGING
FILLING
SHELLED SPACE
WET PROCESS UNITS

COPYRIGHT © 2002 ALKERMES, INC.

LABORATORY FILLING SHELLED SPACE SHELLED SPACE QA/QC ADMIN. ADMINISTRATION NON cGMP PRODUCTION SUPPORT INSPECTION/PACKAGING WET PROCESS UNITS EXISTING FACILITY RECEIVING DOCK TANK FARM

Alkermes

WW Antipsychotic Market A Dynamic Market

$ 5.9 B Sales in 2000

AAG (95-00)
26%
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
95
97
99

Rest of World 14%
Europe 23%
North America 63%

% dollars by region

Source: IMS MAT Q4 2000

COPYRIGHT © 2002 ALKERMES, INC.

Source: IMS MAT Q4 2000 $ 5.9 B Sales in 2000 Rest of World 14% North America 63% Europe 23% % dollars by region AAG (95-00) 26% WW Antipsychotic Market A Dynamic Market

RISPERDAL™, The Anti-psychotic of Choice

Rx MM
Prescriptions
Data from 7 Largest Pharma Markets
RISPERDAL®
12,748
Zyprexa®
4,268
Seroque®
1,003
Clozaril®
937

1. In treatment days

COPYRIGHT © 2002 ALKERMES, INC.

Prescriptions
Data from 7 Largest Pharma Markets

Source: IMS MIDAS (7 largest= EU-G5, US and Japan)

#1 prescribed atypical
anti-psychotic in
G7 countries
Fastest growing atypical1

1. In treatment days

RISPERDAL®

Zyprexa®

Seroque®

Clozaril®

12,748

4,268

1,003

937

Rx MM

RISPERDALTM, The Anti-psychotic
of Choice

Alkermes

Atypical Antipsychotics Current and Future Indications

A Major Business Opportunity

Patients on atypicals
3.2
.6
6.7
.4
Patients MM
Pts Atyp MM
Schizophrenia
Bipolar Disorder

Source: IMS (2000)

COPYRIGHT © 2002 ALKERMES, INC.

Prevalence in the 7 largest Pharma Markets patients MM
Patients on Atypicals

3.2

6.7

Patients on
atypicals

Schizophrenia

Bipolar Disorder

.6

.4

Source: IMS (2000)

A Major Business Opportunity

Atypical Antipsychotics
Current and Future Indications

...A major goal of current research on treatments for schizophrenia is to develop a wider variety of long-acting antipsychotics, especially the newer agents with milder side effects, which can be delivered through injection.
National Institute of Mental Health (NIMH)

Unmet Medical Needs in Schizophrenia

Prevent relapse
Increased compliance

Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Respiratory Products
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

Product Development and Progress

Nutropin Depot®
Risperdal ConstaTM
VivitrexTM
AIRTM Long-Acting Albuterol
Prolease® r-hFSH
AIRTM Insulin
Medisorb® Exendin AC2993
AIRTM Respiratory Products
AIRTM hGH
ALKS Proprietary Products

VivitrexTM (Medisorb® Naltrexone)

Indications
Alcoholism and opiate addiction
Need
Improve compliance over daily oral
dosage forms
Status
Phase II completed, results presented at ACNP
Phase III initiated, scale-up underway
Market
2.5M (US) alcoholics seeking treatment per year
14M (US) people suffer from alcohol dependency

Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Respiratory Products
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

Product Development and Progress

Nutropin Depot®
Risperdal ConstaTM
VivitrexTM
AIRTM Long-Acting Albuterol
Prolease® r-hFSH
AIRTM Insulin
Medisorb® Exendin AC2993
AIRTM Respiratory Products
AIRTM hGH
ALKS Proprietary Products

Alkermes

ProLease® r-hFSH

serono
biotech & beyond

COPYRIGHT © 2002 ALKERMES, INC.

ProLease® r-hFSH Indication Infertility Need Alternative to repetitive cycles of daily injections Technology ProLease®

ProLease® r-hFSH Status First trial completed, proceeding to Phase II in 2002 Manufacturing ProLease® GMP facility in Cambridge, MA Market r-hFSH sales in 2000: $366M (US)

Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Respiratory Products
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

Product Development and Progress

Nutropin Depot®
Risperdal ConstaTM
VivitrexTM
AIRTM Long-Acting Albuterol
Prolease® r-hFSH
AIRTM Insulin
Medisorb® Exendin AC2993
AIRTM Respiratory Products
AIRTM hGH
ALKS Proprietary Products

Alkermes

AIR™ Pulmonary Insulin

Lilly

COPYRIGHT © 2002 ALKERMES, INC.

AIRTM Pulmonary Insulin Indications Type 1 and Type 2 diabetes Need Alternative to injectable insulin Administered via a reliable, small and convenient inhaler Technology AIRTM

AIRTM Pulmonary Insulin

Status
Clinical trial program underway
First clinical studies completed successfully
US diabetes market: $4B
Manufacturing
AIRTM large scale facility (underway in Chelsea, MA)
Lilly investment to fund insulin packaging and production

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Respiratory Products
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

Product Development and Progress

Nutropin Depot®
Risperdal ConstaTM
VivitrexTM
AIRTM Long-Acting Albuterol
Prolease® r-hFSH
AIRTM Insulin
Medisorb® Exendin AC2993
AIRTM Respiratory Products
AIRTM hGH
ALKS Proprietary Products

Alkermes

AIR™ Respiratory Products

GlaxoSmithKline

COPYRIGHT © 2002 ALKERMES, INC.

GlaxoSmithKline AIRTM Respiratory Products Indication Respiratory disease (4 therapeutic categories) Need Less frequent dosing Combination products Higher drug loads Technology AIRTM

Alkermes

AIR™ Respiratory Products

GlaxoSmithKline

COPYRIGHT © 2002 ALKERMES, INC.

GlaxoSmithKline AIRTM Respiratory Products Status Multiple development programs underway First clinical trial completed successfully Manufacturing Large scale facility (underway)

Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Respiratory Products
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

Product Development and Progress

Nutropin Depot®
Risperdal ConstaTM
VivitrexTM
AIRTM Long-Acting Albuterol
Prolease® r-hFSH
AIRTM Insulin
Medisorb® Exendin AC2993
AIRTM Respiratory Products
AIRTM hGH
ALKS Proprietary Products

AIRTM hGH Indication Growth hormone deficiency Need Provide alternative to injection Deliver complex, high molecular weight molecule efficiently via convenient inhaler Technology AIRTM

AIRTM hGH

Status
Clinical trial program underway
First clinical study completed successfully
Lilly's decision to proceed to Phase 1b
Manufacturing
Large scale facility (underway)
Market
US growth hormone market: $400M

Goals COPYRIGHT © 2002 ALKERMES, INC.

Goals 2002

Prepare for first approvals, product launch of Risperdal ConstaTM
Continue to build proprietary product portfolio through internal development
Begin Phase III clinical trials of VivitrexTM
Leverage Reliant alliance to expand and increase the value of product portfolio
Advance clinical program for AC2993 LAR
with AMLN
Expand clinical and manufacturing activities for pulmonary hGH with LLY

Goals 2002

Conduct Phase III study of Nutropin Depot® in adult growth hormone deficient patients
Expand scope of clinical activities for respiratory products with GSK
Expand production capacity and conduct second clinical trial of undisclosed Alkermes product
Expand production capacity and support expanded clinical trials of pulmonary insulin with LLY
Prepare for profitability

Alkermes

Business Plan Progression

Reliant Pharmaceuticals

Vivitrex™ | Undisclosed Candidates

Nutropin Depot®
Risperdal Consta®

AIR™ Insulin | r-hFSH
AIR™ hGH | AC2993LAR

AIR™
Injectable SR

COPYRIGHT ©2002 ALKERMES, INC.

Sales and Marketing

Proprietary Products

First Commercial Products

Collaborations Building Pipeline

Formulation Science / Product Development

Nutropin Depot®

Risperdal Consta ®

AIRTM

Injectable SR

AIRTM Insulin

AIRTM hGH

r-hFSH

AC2993LAR

VivitrexTM

Undisclosed
Candidates

Reliant Pharmaceuticals

Business Plan Progression

Alkermes

Science that Delivers™

www.alkermes.com

Expect More

COPYRIGHT © 2002 ALKERMES, INC.

TM COPYRIGHT © 2002 ALKERMES, INC. www.alkermes.com

Reliant Pharmaceuticals Alliance

Strategic alliance accelerates ability to leverage strong sales and marketing capabilities
Areas of focus:
Access to sales force calling on PCPs
New proprietary product candidates
In-licensing opportunities with partners
Drug delivery deals with Reliant
Terms: $100M equity investment in exchange for 19% of Reliant
Multiple collaborative discussions ongoing